January 10, 2020

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company

    Registration Statement on Form S-3

    Pre-Effective Amendment No.1

    File No. 333-232973

  RiverSource® Structured Solutions annuity

Dear Mr. Cowan:

We received comments from you on the 3rd, 5th, 17th, 20th, 23rd and 26th of December 2019 with respect to Registrant’s above-referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on Oct. 21, 2019.

Comments and responses are outlined below.

COMMENTS RECEIVED DEC. 3, 2019

(Please note that subsequent Staff comments may have altered initial revisions.)

COVER PAGE

Comment: In the first paragraph please clarify that the purchase payments can be made for only 90 days and define the Contract Date.

Response: Revised to read:

You can make purchase payments for only 90 days after the date the Contract is issued (Contract Date).

Comment: Please revise the second sentence of the third paragraph, if true, to include any credited earnings on prior Segments to the related earnings and clarify that all investment may be lost and not just the portion.

Response: Revised to read:

You bear the risk of potential loss of principal and any related earnings, including any credited earnings on prior Segments with respect to investments in the Indexed Accounts. Depending upon which Indexed Account You select, You will bear a greater or lesser risk and You may lose all or a portion of Your investment.

Comment: Please clarify that surrenders can be full and partial and that the risk of loss of principal can be due to the Segment Value calculation if the surrender is done on day other than the dates all of your Segments end.

Response: Revised as requested.

DEFINED TERMS

Comment: Please revise the “Indexed Account” term to include the Crediting Method, duration and applicable Buffer or Floor for each Indexed Account will not change for the duration of the Contract

Response: Revised to read:

Indexed Account. An option available to which You may allocate the initial purchase payment and Contract Value. The Crediting Method, duration and applicable Buffer or Floor for each Indexed Account will not change for the duration of the Contract.

Comment: The definition for “Segment Value” should clarify if the portion or value is the right term.

Response: Revised to read:

Segment Value. The amount of Your Contract Value that is allocated to a Segment. The value fluctuates daily.

SUMMARY

Comment: In the “Purpose” paragraph, second sentence, is it necessary to have a statement that additional purchase payment can be made “Before the Annuitization Start Date”?

Response: The sentence has been revised to read:

You can make additional purchase payments for 90 days after the Contract Date.

Comment: Also, revise the Contract risk disclosure to include risk of loss of previously earnings on prior Segments.

Response: Revised to read:

This Contract is not for You if You are looking for a short-term investment or if You plan to take surrenders (in excess of Total Free Amount) before the end of the Surrender Charge period. Investment in the Contract involves investment risks, including possible loss of principal and previously credited earnings on prior Segments.

Buying Your Contract – Purchase Payments

Comment: In the “Buying Your Contract – Purchase Payments”, please disclose that the additional purchase payments are in the Interim Account and this means you will not be able to invest in the Indexed Accounts or Fixed Account until the next Contract Anniversary and your additional purchase payments could earn as little as the 1% for the period prior to the Contract Anniversary. Also, correct the typo in the second paragraph, second sentence to replace “or” with an “and” (…increase the Contract Value or the death benefit…)

Response: Revised as requested.

Rate Lock

Comment: In the “Rate Lock” description, please explain where the applicable rates, Caps, and Annual Fees are set forth and whether they are posted on the website. If so, the website reference should be added. Also, please explain where the contractual minimum and maximums are set forth.

Response: Revised as requested.

Right to Examine and Cancel

Comment: In the “Right to Examine and Cancel”, clarify if the refunded Contract Value amount is subject to Segment Value adjustment.

Response: Revised to add the following clarification:

Note: Any amount allocated to an Indexed Account will have its value based on the Segment Value calculation to determine that portion of the Contract Value. [further revisions were made in response to subsequent comments]

Comment: In the “Right to Examine and Cancel”, clarify if the amount of refund for IRA and non- IRA depends upon the state? If so, revise to so state.

Response: Revised to clarify and added “subject to state law”. [further revisions were made in response to subsequent comments]

Investment Options

Comment: In the “Investment Options” summary, add the chart with all index options available.

Response: Currently, we offer 45 Indexed Accounts and chart with available indexed options is part of the section “Investment Options – Indexed Accounts”. The purpose of the summary is to give a short description of main contract features and the lengthy description of the all available indexed accounts is inappropriate for a summary section. Instead, we have a reference to the section with a more detailed disclosure about the available indexed accounts. “Each Index is described in more detail under the section titled “Indexed Accounts – Additional Information about the Indexes”. [subsequent comments indicated this revision would not be necessary]

Comment: In the “Investment Options” summary, revise the last paragraph to delete “We determine at Our sole discretion that Our use of the Index should be discontinued.” Also, clarify that even if change the Index, the Crediting Method applicable to the prior Index will apply to the new Index.

Response: Since this is a summary section of contract features, the last paragraph is revised to state:

Over the course of Your Contract, We may add, discontinue or substitute an Index. For details, see the sections titled “Risk Factors: We May Discontinue or Substitute an Index” and “Investment Options - Additional Information about the Indexes.” Discontinuation and substitution disclosure was subsequently centralized under its own subheading.

Crediting Methods for the Indexed Accounts

Comment: In the “Crediting Methods for the Indexed Accounts” summary, revise to add that “We reserve the right to cease offering Crediting Methods for renewal Segments.” Also, clarify that the notification of the available Indexed Accounts and applicable Crediting Methods will be send 14 days prior to the Contract anniversary and clarify if all Crediting Methods are not available with each Index or with each Indexed account.

Response: Revised to read:

We reserve the right to stop offering Crediting Methods. Before each Contract anniversary, We will notify You at least 14 days before each Contract Anniversary of the available Indexed Accounts and applicable Crediting Methods if You have Contract Value that can be transferred on that Contract Anniversary.

Transfers

Comment: In the “Transfers” summary, make it clear that investor will not get renewal terms and Caps etc. until 14 days prior to Contract Anniversary, so they should wait until notice is received before requesting transfer.

Response: The following clarification is added:

Keep in mind that We will send You a notice of renewal rates, Caps and Annual Fees at least 14 days in advance of Your Contract Anniversary. [additional disclosure subsequently added]

Surrenders

Comment: In the “Surrender Charges” summary, explain what you mean by ‘the Contract loss”.

Response: The following clarification is added (underlined below):

The amount of the Surrender Charge, if any, will depend on the Contract Year during which the surrender is taken. At the time of a partial surrender, if the Contract has a loss (i.e. Contract Value is less than purchase payments not previously surrendered), the Surrender Charge will be greater, and therefore the amount of Contract Value that needs to be surrendered is greater, than if the Contract has a gain. The schedules below set forth the Surrender Charges under the Contract.

RISK FACTORS

Comment: This section should be revised.

Response: Revised as requested.

Liquidity

Comment: Please revise the “Liquidity” risk disclosure and:

•

Add “that Your ability to react to changing market conditions is limited because You may only transfer eligible Contract Value once each Contract Year during the Transfer Window” and with respect to amounts in the Indexed Accounts only at Segment Maturity.”

•	Delete last two sentences in the third paragraph, because they do not belong into the Risk factors.

Response: Revised.

Rate Lock

Comment: In the “Rate Lock” risk disclosure, clarify that if the Contract is not issued within 60 days of application, the person bear risk that rates, Cap etc. could decrease.

Response: This comment is no longer applicable due to major revisions to Risk Factors.

Index

Comment: In the “Index” risk disclosure, clarify whether Segment returns on iShares U.S. Real Estate ETF segments do not include dividends or other distributions declared by the Index Fund or ETF.

Response: Exclusion of dividends is addressed for all Indexes in Additional Information About the Indexes.

Index Rate of Return

Comment: In the “Index Rate of Return” risk disclosure,

•	Add that You always assume the risk that the Index rate of return will not increase Your Segment Value and You risk a loss of principal and previously credited earnings.

•	Clarify the statement that “You also bear the risk that sustained declines in the relevant index may cause the Index rate of return to not increase the Segment Value for a prolonged period.”

•

Disclosure in the third paragraph states: “Before the Segment Maturity Date, there is a risk of loss of principal due to the proxy value calculation even if the index has positive returns. For partial or full surrenders, there is a risk of loss of principal due to Surrender Charges even if the index has positive returns. For Segments with a duration longer than one year, the declared Cap is for the duration of the Segment. The Cap would be lower if it was measured on an annual basis.” Please revise to state “Before the Segment Maturity Date, for partial surrenders or full surrenders, there is a risk of loss of principal due to the proxy value calculation even if the index has positive returns. There is also a risk of loss of principal due to Surrender Charges even if the index has positive returns. For Segments with a duration longer than one year, the declared Cap is for the duration of the Segment (and is not calculated on an annual basis). The Cap would be lower if it was measured on an annual basis.

Response: The Risk Factors was revised in its entirety. Revisions were made where applicable.

Buffer and Floor

Comment: The “Buffer and Floor” risk disclosure states: “While the Buffer and Floor for each applicable Indexed Account is guaranteed and will not change, there is a risk Your rate of return could be negative and result in significant loss even after the application of a Buffer or Floor.” Please add that the Buffer and Floor for each applicable Indexed Account is guaranteed for the duration of Your Contract.

Also, clarify that the statement: “The full protection of the Buffer or Floor is not realized until it matures”, means that if you take a withdrawal or surrender prior to Segment maturity you will not get the protections of the Buffer or Floor.

Response: Disclosure related to Buffers and Floors has been revised throughout Risk Factors.

Elective Lock

Comment: In the “Elective Lock” risk disclosure, all risks should be specified.

In the second bullet, clarify whether “full protection” means “any protection”.

Explain how the risk stated in the fourth bullet is a risk.

Response: Revised as requested.

Segment Value

Comment: In the “Segment Value” risk disclosure, proxy value formula need to be described in plain English and the actual formula in the Appendix.

Revise last paragraph.

Response: Segment Value and proxy value disclosure revised throughout.

General

Comment: Add risk factor for limitation on additional payments.

Response: Limitations on Purchase Payments added to Risk Factors.

THE ANNUITY CONTRACT

Comment: Consider changing a header to this section to “Contract fees and Charges” since this section should disclose all contract fees and charges, including surrender charges.

Response: For clarity, we have added a subheading prior to the “Surrender Charges” disclosure:

CONTRACT FEES AND CHARGES

Comment: The disclosure states that a death benefit may also be payable upon a death. Please clarify or delete since earlier disclosure states that the death benefit is not paid after annuitization.

Response: Revised to read:

Before the Annuitization Start Date, a death benefit may also become payable upon Your death. Under the Contract We promise to pay an income in the form of annuity payments, beginning on the Annuitization Start Date. All payments under the Contract are subject to the terms and conditions described in this prospectus.

Surrender Charges

Comment: In the “Surrender Charges” section, clarify that partial and full surrender may be subject to surrender charges.

Response: Revised to read:

Partial surrenders and full surrenders may be subject to charges and income taxes (including an IRS penalty that may apply if You surrender prior to You reaching age 591/2) and may have other tax consequences.

Comment: The “Surrender Charges” disclosure states: “At the time of a partial surrender, if the Contract has a loss, the Surrender Charge will be greater, and therefore the amount of Contract Value that needs to be surrendered is greater, than if the Contract has a gain. The schedules below set forth the Surrender Charges under the Contract.” Please explain what this means based on Segment value proxy value calculation. Also, state why investor would pick one surrender charge value over the other and clarify whether the associated fee is imposed.

Response: The disclosure has been revised to address partial surrenders. A further explanation was added:

You select either a 6-year or 3-year Surrender Charge schedule at the time of application. In general, interest rates and caps will be higher and annual fees will be lower, if you choose a 6-year Surrender Charge schedule.

PURCHASE

Purchasing the Contract

Comment: Please revise the last paragraph to clarify how does investor find out the applicable rates on application date. Specify that all rates are on website. Investor should check these dates before signing application.

Response: Revised as requested.

Allocation of Your Purchase Payments

Comment: In the “Allocation of Your Purchase Payments” section, please disclose that the additional purchase payments are in the Interim Account and that you will not be able to invest in the Indexed Accounts or Fixed Account until the next Contract Anniversary and that your additional purchase payments could earn as little as the 1% for the period prior to the Contract Anniversary.

Response: Revised to read:

Any additional purchase payments are held in the Interim Account earning daily fixed interest at a rate We declare periodically, but not less than 1% or the minimum rate required by state law. This means You will not be able to allocate additional purchase payments to the Fixed Account or the Indexed Accounts until the next Contract Anniversary which limits Your ability to participate in potential returns associated with the Indexed Accounts. [subsequently revised to include Fixed Account]

Right to Examine and Cancel

Comment: In the “Right to Examine and Cancel” section, delete the reference to the first page of the Contract and replace with a reference to the Appendix.

Also, explain what is the purpose of the statement: “If We are required to return the amount of Your purchase payment, RiverSource Life will be subject to the investment risk if You cancel Your Contract during this period.” What does the Company return in states that require return of premium?

Response: The reference to the first page of the Contract is replaced with a reference to the Appendix and the statement regarding return of premiums is deleted. [Subsequent revisions have been made to Right to Examine and Cancel disclosure.]

INVESTMENT OPTIONS

Indexed Accounts

Comment: The disclosure states that “The Crediting Method, duration, and applicable Floor or Buffer associated with an Indexed Account will not change.” Please add that these factors will not change for the duration of the Contract.

Response: Revised to read:

The Crediting Method, duration, and applicable Floor or Buffer associated with an Indexed Account will not change for the duration of the Contract.

Comment: Explain factors to consider in deciding which Indexed Account to invest in.

Response: The following disclosure is added:

Indexed Accounts are comprised of varying Indexes, Caps, protection options (i.e. Buffers or Floors), Annual Fees, Upside Participation Rates and durations. Consider carefully these features when weighed against Your risk profile and tolerance, investment objectives, analysis of the underlying Index characteristics and its history and volatility, and expectations of market conditions. Past performance does not guarantee future results.

Comment: Add table with the Indexed Accounts to the Summary section as well.

Response: See response above.

Comment: What is enhanced about the “Enhanced Upside Participation Indexed Accounts”

Response: Clarifying disclosure added. See response to Dec. 17, 2019 comments below.

Comment: Clarify the footnote that Upside Participation Rate does not vary and is 100% for all years, if the heading in the charts reference “minimum Upside Participation Rate”.

Response: The footnote is revised to read:

*Upside Participation Rate does not vary for these indexed accounts. It is 100% for all years so there is no minimum Upside Participation Rate.

Additional Information about the Indexes

Comment: This section seems to be repetitive of the Indexes description in the “Risk Factors” section.

Response: The Indexes description in the “Risk Factors” sections describes and summarizes important investment risks to which each index is exposed. Additional information about indexes describes asset classes covers by each index. Both aspects are important for investor to get a complete picture about each index. Risk Factors disclosure was revised and Additional Information reviewed for redundancies.

VALUING YOUR INVESTMENTS

Interim Account Value

Comment: Please delete reference to the Contract and add that the interest rate will never be less than the 1% or guaranteed minimum interest rate required by the state law.

Response: Revised to read:

The interest rate will never be less than 1% or the minimum rate required by state law.

Indexed Account Value

Comment: The disclosure states: “An Indexed Account may have multiple open Segments with different start dates if the duration of a Segment is more than one year. You may not request a transfer to an open Segment.” Please clarify do you mean end dates rather than start dates.

Response: Clarified with examples.

INDEXED ACCOUNT(S) VALUE

Segment Value after the Segment start date and before the Segment Maturity Date

Comment: State actual factors that determine proxy value.

Response: This section has been revised significantly to address this comment as well as subsequent comments.

CREDITING METHODS

Comment: In the Floor description, please clarify that the Floor percentage for each applicable Indexed Account will not change for the duration of Your Contract.

Response: Revised to read:

The Floor percentage for each applicable Indexed Account will not change for the duration of Your Contract

Comment: Please revise the last paragraph to clarify Crediting Method availability.

Response: Revised to read:

At certain times, We may not offer Indexed Accounts that use all Crediting Methods.

Examples

Comment: Revise examples and use more realistic numbers and rates.

Response: Revised. See also supplemental explanation regarding rates and examples below.

Renewal Interest Rates, Caps, Upside Participation Rates and Annual Fees

Comment: Please state that notice of the interest rates for the Fixed Account and Interim Accounts are provided 14 days so that investor can decide whether to allocate to Fixed Account or Indexed Account(s).

Response: Revised to read:

To help You determine Your allocations on Your Contract anniversary, We will send You a written notification with renewal interest rates, Caps, Upside Participation Rates and Annual Fees at least 14 days before each Contract Anniversary.

ELECTIVE LOCK DESCRIPTION

Comment: The disclosure states that if a 3-year Segment started on the Contract Date and has an elective lock applied during the second contract year, the Segment Maturity Date will change to the second Contract Anniversary. Please clarify if this is meant to read “the date elective lock was elected.”

Response: This statement is correct. The Segment Maturity Date is always an anniversary so a Segment with an elective lock will always mature on the next anniversary.

SURRENDERS

Comment: The disclosure states: “For a partial surrender, the amount paid to You will equal the amount withdrawn from the Contract Value, less any Surrender Charge.” Please clarify if this means that if you take the withdrawal from an Indexed Account prior to Segment Maturity Date, the Contract Value will be the Segment Value calculated in accordance with the proxy adjustment.

Response: The following clarification is added:

Any amount withdrawn from a Segment before the Maturity Date will use the Segment Value calculation (based on the Investment Base, proxy value and a prorated Cap if applicable) to determine the value. Please keep in mind that the Fixed Account is not impacted by this calculation or exposed to market volatility.

Surrender Charge

Comment: Please make clear that partial or full surrenders from Indexed amount prior to maturity are calculated from Segment Value which includes deduction for proxy value. Is proxy value taken from FWA if done on date other than Segment Maturity? Please add disclosure that tells investors to decide whether they should have partial withdrawals come from Indexed Accounts because of this adjustment.

Response: The following clarification is added:

Any amount withdrawn from a Segment before the Maturity Date will use the Segment Value calculation (based on the Investment Base, the proxy value and a prorated Cap if applicable) to determine the value.

Partial Surrenders

Comment: Same as Comment as above. Revise accordingly.

Response: Revised to read:

For a partial surrender, We will determine the amount of Contract Value that needs to be surrendered, which after any Surrender Charge, will equal the amount You request. At the time of the partial surrender, if the Contract has a loss (i.e. Contract Value is less than purchase payments not previously surrendered) the Surrender Charge will be greater and therefore the amount of Contract Value that needs to be surrendered will be greater than if the Contract has a gain.

For an example, see Appendix E.

DEATH BENEFIT

Comment: In the ROPP Value term description, please reconcile definition of the term with the description in the adjustment description (B= the ROPP value on the date (but prior to the reset).

Response: Revised to read:

ROPP Value: the initial ROPP value is the total purchase payments on the Contract Date. Adjustments are made to the ROPP value in the following circumstances:

Comment: Explain why the prior owner was not eligible for the ROPP.

Response: Revised to read:

If the prior Owner was not eligible for the ROPP (i.e. the prior Owner was age 81 or older), the ROPP value is set on the Business Day We receive Your Written Request for the “covered life change” as the Contract Value on that date.

Comment: Correct the typo in the second bullet under assumptions and delete “and” at the end of the sentence.

Response: Revised as requested.

Comment: In the ROPP Death Benefit example, please explain how did you get to $105,000 - does the contract value just get reduced dollar for dollar for the withdrawal but ROP gets proportional adjustment?

Response: The ROPP Death benefit example is revised to read (changes underlined):

Examples — ROPP death benefit

Assumptions:

•	You purchase the Contract with a payment of $100,000; and

•	During the second Contract year You take a $5,000 (including Surrender Charge) partial surrender. Contract Value will be reduced by the dollar amount of the partial surrender.

#1. Down Market Example:
Contract Value (before the partial surrender):	$85,000.00
Purchase payments minus adjusted partial surrenders:
Total purchase payments:	$100,000.00
minus adjusted partial surrenders, calculated as:
5,000 x 100,000/85,000 =	–5,882.35
for a ROPP death benefit of:	$94,117.65
The Death Benefit is greater of Contract Value (after the partial surrender) and ROPP:	$94,117.65
#2. Up Market Example:
Contract Value (before the partial surrender):	$110,000.00
Purchase payments minus adjusted partial surrenders:
Total purchase payments:	$100,000.00
minus adjusted partial surrenders, calculated as:
5,000 x 100,000/110,000 =	–4,545.45
for a ROPP death benefit of:	$95,454.54
The Death Benefit is greater of Contract Value (after the partial surrender) and ROPP:	$105,000.00

Death Benefit if You Die After the Annuitization Date

Comment: This heading is confusing. Is death benefit payable after the annuitization start date or just amounts due under any annuity payment option selected?

Response: Both headings – “Death Benefit if You Die Before the Annuitization Date” and “Death Benefit if You Die After the Annuitization Date” have been revised to read:

“If You Die Before the Annuitization Date” and “If You Die After the Annuitization Date”. Further clarifying disclosure was added in response to subsequent comments.

Annuity Payment Plans

Comment: The disclosure states: “For Plan A, if the Annuitant dies before the initial payment, no payments will be made. For Plan B, if the Annuitant dies before the initial payment, the payments will continue for the guaranteed payment period. For Plan C, if the Annuitant dies before the initial payment, the payments will continue for the installment refund period. For Plan D, if both Annuitants die before the initial payment, no payments will be made; however, if one Annuitant dies before the initial payment, the payments will continue until the death of the surviving Annuitant.” Please clarify if the death benefit is payable under Plan A and Plan D.

Response: Revised to read (revisions underlined):

For Plan A, if the Annuitant dies before the initial payment, no payments will be made, and no death benefit is payable to the beneficiary. For Plan B, if the Annuitant dies before the initial payment, the payments will continue for the guaranteed payment period. For Plan C, if the Annuitant dies before the initial payment, the payments will continue for the installment refund period. For Plan D, if both Annuitants die before the initial payment, no payments will be made and no death benefit is payable to the beneficiary; however, if one Annuitant dies before the initial payment, the payments will continue until the death of the surviving Annuitant.

OTHER INFORMATION

Payments to Selling Firms

Comment: In the first bullet, please explain if the commission is not expected to exceed 6% or will not exceed 6.00%.

Response: Revised to read:

•

We may use compensation plans which vary by selling firm. These plans pay selling firms a commission that will not exceed 6.00% each time You make a purchase payment. We may also pay ongoing trail commissions of up to 1.00% of the Contract Value. We do not pay or withhold payment of commissions based on which investment options You select.

Incorporation of Certain Documents by Reference

Comment: Please update relevant Company filings reference, including any reference to 8K filings.

Response: The Company does not file 8K reports. The disclosure is updated to reflect all 10-Q reports filed.

We incorporate by reference RiverSource Life Insurance Company’s annual report on Form 10-K for the year ended December 31, 2018 as filed with the SEC on February 27, 2019 in accordance with the Securities Exchange Act of 1934, as amended, Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 as filed with the SEC on May 1, 2019, quarter ended June 30, 2019 as filed with the SEC on August 8, 2019 and quarter ended September 30, 2019 as filed with the SEC on November 12, 2019, and any filings we make with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act (excluding information deemed to be furnished and not filed with the SEC) after the effective date of this registration statement, until all offerings under the registration statement of which this prospectus forms a part are completed or terminated.

COMMENTS RECEIVED DEC. 5, 2019

GENERAL

Comment: Any defined term (e.g., Buffer Crediting Method) or non-intuitive phrase (e.g., proxy value) should only be used after a plain English definition (in the case of a defined term) or description (in the case of a non-intuitive phrase) has been provided.

Response: Revised as requested.

SUMMARY

Investment Options

Comment: The discussion of discontinuing an index in the Investment Options appears just to be a repetition of the detail found later in the prospectus and as such is inappropriate for a summary. Revise for plain English and more concision.

Response: Revised as requested.

Segment Value

Comment: In the Segment Value subsection, the prospectus states that Segment Value is based on … a proxy value that … may increase or decrease.” Revise the section to note very briefly in plain English why Segment Value changes over the duration of the Segment and how Segment Value is adjusted during the Segment (e.g., (a) the value of instruments the registrant may purchase to provide the funds needed to provide the promised value at the end of the Segment may change, (b) Segment Value is based on an estimate, referred to in the prospectus as a “proxy value,” of the current value of those instruments and (c) this estimate may deviate from the amount allocated to the Segment as adjusted for changes in the index from time to time during the

Segment).

Response: Revised as requested.

RISK FACTORS

General

Comment: This section contains facts that aren’t risks in a volume that significantly impedes any understanding of a risk that is listed, and the facts appear in some sections to be stated without regard to an order that would assist understanding (in particular the Segment Value section, as noted below). Reduce the description of facts to a bare minimum necessary to understand the risk and move the description of a risk in a subsection to as early in the subsection as possible, and revise the statements made so they are understandable based solely in light of information already provided. In addition, the description of risks should be prioritized, (e.g., liquidity risk, investment risk (what is listed in the risk summary simply as “Index,” risk of loss in applying contractual terms to index changes (referred to as “Index Rate of Return”) should be prioritized.

Response: The Risk Factors section is revised.

Liquidity

Comment: The section notes that surrenders may be subject to surrender charges. Revise to note that surrenders during a Segment may also reduce amounts available for subsequent withdrawals.

Response: The newly added risk – “Impact of Partial Surrenders – Prior to Maturity” describes how partial and full surrenders affect the Segment Value.

Index

Comment: The lengthy description of the indices is inappropriate for a risk summary. Instead, note the sector/capitalization focus of each index in one or two sentences and in the preamble note that these indices may underperform indices that focus on a different sector or capitalization.

Response: Revised as requested.

Segment Value

Comment: Generally, because this subsection appears intended to address the risk related to withdrawals before the end of the Segment, the heading should be relabeled as such.

We are not clear why the first paragraph is necessary. This paragraph should be deleted or revised in plain English.

The second paragraph simply notes that Segment Value is what is available for withdrawal. This is not risk disclosure. As, such this paragraph should be deleted.

The third paragraph states that the Investment Base is used to track amounts allocated to a Segment and then makes no further reference to Investment Base, The sentence should be deleted or revised so it is clear why Investment Base is relevant to this discussion. The second sentence states that the “proxy value” protects the registrant from risk, which is then followed by a sentence that it is used to estimate what the registrant would receive from selling assets that would provide funds to pay the Segment Value on the Segment Maturity Date. However, this simply seems intended to discuss mechanics of how Segment Value is calculated without there being any discussion as to how any of this poses a risk to the investor. The first sentence of the following paragraph does state what this risk is (although it should be bolded) and this should come before any of discussion of mechanics. Once that is stated, then language that briefly summarizes how that risk arises (e.g., as discussed above) should be provided.

The second sentence of the fourth paragraph states that the “full” protection of buffers is not realized until maturity, but this begs the question as to what protection is provided for surrenders during a duration. This should be summarized here and described in detail in the body of the prospectus.

The third sentence of the fourth paragraph states that Segment Value will be immediately reduced for transactions costs the registrant might incur in purchasing “derivatives” that support features of [the] contract. First, if these are the instruments referred to earlier that are necessary to fund the registrant’s obligations on the Segment Maturity Date it should use consistent language to avoid confusion. More importantly does this expense reduces Segment Value in a way that is separate from the risk of adjustment due to changes in the value of the assets purchased as discussed above. This discussion of transaction costs should be moved to a separate paragraph that provides more detail on what is the amount of these transaction costs, as well as noting this in the Summary section. The difference between these expense and proxy value adjustment should be clarified throughout.

Response: Revised as requested.

Index Rate of Return

Comment: The first and second paragraphs appear to describe the risk that the losses may be in excess of the buffer or, in the case of the floor, may not be limited by the floor because the floor is too low. This seems to be an investment related risk and should be in the investment risk (“Index”) subsection.

The first sentence of the third paragraph refers to the contractual risk described in the Segment Value section related to withdrawals before the end of the Segment, and should be relocated there to the extent necessary.

Response: Revised.

Buffer and Floor

Comment: As with the first and second paragraphs of the Index Rate of Return subsection, this section appears to describe only investment related risks and the risks described here that the buffers may not fully protect against investment losses and that floors may not fully eliminate investment losses should be described there.

Response: Revised as requested.

VALUING YOUR INVESTMENTS

Segment Value Before the Segment Maturity Date

Comment: The first paragraph states that, before the Segment Maturity Date, the value in each Segment will be “based on the Investment Base and the proxy value.” The third paragraph states that, for Segments that aren’t an annual lock and buffer Segment, that the Segment Value is “equal to the Investment Base multiplied [by the proxy value].” The proxy value is defined in this paragraph as the estimate of the amount required to purchase assets (referred to here as the “funding instruments”) needed to fund the registrant’s obligations to provide Segment Value at maturity. The Definition section states that the Investment Base is equal to the contract value that was allocated to the Segment at the start of the Segment. This suggests that, the day after the Segment starts (assuming no change in the value of the funding instruments and no prior withdrawals), the Segment Value is the contract value allocated times an amount that differs from that from that contract value mostly just to account for time value. It is only in Appendix C that the examples suggest - without any plain English explanation anywhere - that the proxy value is expressed as a percent. Assuming this is the case, this section needs to be revised to note that the proxy value is in essence a factor that increases or decreases the Investment Base depending on the value of the funding instruments, which generally but not always increase if the index rises and decrease if the index falls. More importantly, the summary section and, to the extent appropriate, the risk section should also be revised to more clearly summarize both how the proxy value and the Investment Base interact, and why the Segment Value is determined in this fashion.

Separately, the summary section and, to the extent appropriate, the risk section should also be revised to more clearly summarize both how the proxy value and investment Base interact, and why the Segment Value is determined in this fashion. We note that the definition of Investment Base only states that the term is used to calculate Segment Value but provides no information as to how it’s used. Also, the summary section notes that a reduction in the Investment Base negatively impacts the Segment Value but doesn’t state how it adversely affects Segment Value, other than to state that it reduces Segment Value “proportionately,” or why that type of adjustment is made. In addition, the risk section notes that the Investment Base is used to “track” amounts allocated to a segment but provides no information as to the purpose of tracking. In revising these sections, please ensure that the purpose of using each of these values and how they operate is provided in plain English and before providing any formulas.

Response: Revised as requested.

APPENDIX C

Segment Value Calculation

Comment: The examples do not include any examples where there is an annual fee. In addition, they do not demonstrate the “proportionate” effect of a prior withdrawal taken when the index was down. Please revise the examples to demonstrate the effects of these factors. In doing so, please separate out the value of funding instruments from the effect of the transaction costs that would be incurred in purchasing them. Lastly, please note at the end of each example the difference between the Segment Value that is calculated and what that Segment Value would be had it simply reflected the amounts contributed net of withdrawals, adjusted for the index gain or loss in the example.

Response: Revised as requested.

COMMENTS RECEIVED DEC. 17, 2019

COMMENTS PART I.

GENERAL

Comment: Please create a separate appendix that provides examples of the Investment Base and Segment Value Adjustment due to partial surrenders

Response: Appendix D added.

COVER PAGE

Comment: Define Index Value before first use.

Response: Subsequent revisions removed reference to Index Value.

DEFINITIONS

Comment: Revise Investment Base to lead with “The Investment Base, along with the proxy value . . ..”

Response: Revised as requested.

SUMMARY

Comment: Segment Value and Surrenders - Add a brief explanation to better explain the concept of proportionate withdrawals; Add more details to the Segment Value disclosure and introduce the concept of withdrawals with a reference to Surrenders.

Response: Revised as requested.

Comment: Right to Examine and Cancel - Revise Free Look language to clarify that the amount returned may be less than the original purchase payments.

Response: Revised as requested in bold formatted note,

Comment: Investment Options - Add a general description of the Indexed Accounts.

Response: Revised as requested.

Comment: Segment Value - Revise the Segment Value to better describe the value of floors or buffers.

Response: Revised as requested.

RISK FACTORS

Comment: Revise the order of Risk Factors.

Response: Revised as requested.

THE ANNUITY CONTRACT

Comment: Contract Fees - Include disclosure of transaction costs.

Response: Revised as requested.

INVESTMENT OPTIONS

Comment: Indexed Account descriptions - Add to standard that the current Upside Participation Rate is 100%.

Response: Revised as requested.

APPENDIX C

Comment: Add language to the preamble that explains that the value of the Buffer and Floors, to the extent there is any, is captured in the proxy value.

Response: Revised as requested.

COMMENTS PART II.

COVER PAGE

Comment: “You bear the risk of potential loss of principal and any related earnings with respect to investments in the Indexed Accounts.” Revise to state that potential losses could include any credited earnings on prior Segments.

Response: Revised as requested.

Comment: Add cross references for Segment Value and Risk Factors.

Response: Revised as requested.

Comment: There should be some statement throughout that to get the full benefit of buffers and floors, it is generally best to wait until Segment Maturity to make a partial or full surrender.

Response: Revised as requested throughout.

Comment: “If You decide to exercise the elective lock during a Segment, the value of the Segment (which otherwise fluctuates daily) will not change for the remainder of the Segment unless you take a surrender from that Segment.” Specify what the italicized wording means. Address that when there is a lock the Segment Maturity Date changes to the next Contract Anniversary Date.

Response: Revised as requested.

DEFINED TERMS

Comment: Surrender Charge – “A charge We may deduct, based on the Surrender Charge schedule You selected at the time of application, if You surrender all or part of Your Contract Value before the Annuitization Start Date.” Revise italicized wording to “before the end of the Surrender charge period You selected.”

Response: Revised as requested.

SUMMARY

Comment: Buying the Contract – Purchase Payments – second paragraph - “This means You will not be able to allocate additional purchase payments to the Fixed Account or the Indexed Accounts until the next Contract Anniversary which limits Your ability to participate in potential returns associated with the Indexed Accounts.” Add reference to Fixed Account.

Response: Revised as requested.

Comment: Right to Examine and Cancel - Are there states that require return of premium? The rights should be stated here with a cross reference to the Appendix.

Response: Revised as requested.

Comment: How can the free look provisions be consistent with applicable state law? The point of the free look is to give the investor a return of purchase payment or contract value, if greater. If they get Segment Value there is no way the investor will get back anything close to purchase payments because of the proxy value transaction costs that they deduct when money is allocated to the Segments. Explain supplementally the basis for free look calculation.

Response: We administer the Right to Examine and Cancel provision in accordance with requirements that vary by state and classification under the Internal Revenue Code. We purchase assets and derivatives to support the contract when it is issued based on how the client told us they wanted to allocate their purchase payments. If we didn’t purchase the assets and derivatives immediately the company would be exposed to market risk. The value of these assets and derivatives will change daily and could increase or decrease. Therefore, using the contract value for free looks may provide a higher or lower value than the initial purchase payment. If the client does a free look and when allowed by state law (e.g. contracts that are not IRAs), we will pass along any changes to the assets and derivatives by providing the contract value to the client. It is possible the client could benefit at times from a return of contract value (for non-IRAs where allowed by state law).

Comment: “If this is an IRA contract, upon such cancellation We will refund all purchase payments which You have paid less any payments We have made to You, subject to state law.” What does subject to state law mean?

Response: State law reference deleted.

Comment: Rate Lock - Website should have historical rates so investor can see the rate applicable to application date; For current interest rates, Caps and Annual Fees and the rates, Caps and annual Fees on the application date, go to www.riversource.com/annuities/performance/. Add italicized wording; What rates etc. apply for additional payments when applied on next Contract Anniversary?

Response: Revised for clarity as to how investors can obtain application rates. Subsection retitled Initial Rates and Rate Lock and an additional subsection titled Renewal Rates has been added to address additional purchase payments.

Comment: Crediting Methods for the Indexed Accounts - “We reserve the right to stop offering certain Crediting Methods for renewal Segments.” Add italicized wording.

Response: Revised to address “at the time of Segment renewal.”

Comment: Segment Value - State whether or not the Segment Value will take into account the applicable Floor and Caps other than on the Segment Maturity Date.

Response: Segment value prior to Segment maturity has been addressed.

Comment: Transfers - Add “You should wait until after you received the information before requesting a transfer.”

Response: Waiting to receive the information before a transfer request has been addressed.

Comment: Surrenders - Distinguish between surrenders taken at Segment Maturity and on any other date (i.e. make it clear that surrenders taken at Segment Maturity Date don’t get proxy value adjustment).

Response: Revised as requested.

RISK FACTORS

Comment: Liquidity – Delete “You may not request a transfer from any Segments that will not mature on the next Contract Anniversary. Transfers requested during the Transfer Window will be effective as of the next Contract Anniversary.” It is not risk disclosure.

Response: Deleted.

Comment: Risk of Loss – Segments Held to Maturity – “For Segments with the Annual Lock with a Buffer Crediting Method, the annual lock return gain or loss is determined each year and therefore losses can accumulate over the duration of the Segment when the cumulative annual lock return is applied to the Segment.” This should be a new paragraph.

Response: Formatted as new paragraph.

Comment: Risk of Loss – Segment Value Prior to Maturity – Make sure examples show the effect of Buffers and Floors on Segment Value Prior to Maturity.

Response: Revised as requested.

Comment: Limitations on Purchase Payments – “This means You will not be able to allocate these additional purchase payments to the Indexed Accounts until the next contract anniversary which limits Your ability to participate in potential returns associated with the Indexed Accounts.” What about any higher rate offered by Fixed Account?

Response: Revised to address Fixed Account.

THE ANNUITY CONTRACT

Comment: Surrender Charges - Add disclosure (as found elsewhere in the prospectus) re: Any amount withdrawn from a Segment before the Maturity Date will use the Segment Value calculation (based on the Investment Base, the proxy value and a prorated Cap if applicable) to determine the value.

Response: Revised as requested.

Comment: “At the time of a partial surrender, if the Contract has a loss (i.e. Contract Value is less than purchase payments not previously surrendered), the Surrender Charge will be greater, and therefore the amount of Contract Value that needs to be surrendered is greater, than if the Contract has a gain.” Explain better – the effect of a partial surrender in the middle of a Segment has dramatic consequences.

Response: Enhanced disclosure and revised paragraphs.

PURCHASE

Comment: Purchasing the Contract - “Otherwise, interest rates, Caps, Upside Participation Rates and Annual Fees for initial and additional purchase payments will be based on the Contract Date.” What does this mean?; For renewal information, see “Renewal Interest Rates, Caps, Upside Participation Rates and Annual Fees.” What are terms for additional payments?

Response: This disclosure has been revised and a paragraph addressing additional purchase payments has been added for clarity.

Comment: “For current interest rates, Caps, Upside Participation Rates, and Annual Fees, and the rates, Caps, Upside Participation Rates and Annual Fees on the application date go to www.riversource.com/annuities/performance/.” Address italicized wording.

Response: Revised.

Comment: Allocation of Your Purchase Payments - This means You will not be able to allocate additional purchase payments to the Fixed Account or the Indexed Accounts until the next Contract Anniversary which limits Your ability to participate in potential returns associated with the Indexed Accounts. and rates available for Fixed Account which may limit positive or negative returns tied to the Indexes in the first contract year.

Response: Reference to Fixed Account added.

Comment: “On the Contract Anniversary, the funds will be allocated based on Your transfer or rebalancing instructions. If no instructions are provided, the money will be automatically transferred to the Fixed Account.” What are terms for additional payments?

Response: Addressed in Summary.

Comment: Right to Examine and Cancel comments.

Response: Revised. See comments and responses above.

INVESTMENT OPTIONS

Comment: Indexed Accounts – “We can change initial Caps, Upside Participation Rates and Annual Fees at any time for new Contracts.” Delete because this cannot change for any existing contract owners.

Response: Deleted.

Comment: Indexed Accounts - 2. Enhanced Upside Participation

If the minimum Upside Participation Rate is 100%, what is “Enhanced” about this? Disclosure should state why this option is “enhanced.”

Response: Disclosure added to Enhanced Upside Participation Indexed Accounts description: “These Indexed Accounts offer a greater Upside Participation Rate than Standard Indexed Accounts.”

Comment: An explanation of the factors to consider in deciding which Indexed Accounts to invest in is still missing.

Response: It was included after the Indexed Accounts table, but placement has been revised to appear before the table.

Comment: Indexed Accounts table - Maximum Annual Fee explanation is required. 8% of what? Where is the discussion of how the Annual Fee is calculated?

Response: Explanation added to the description of #3 Annual Fee: “The Index rate of return (whether positive or negative) is reduced by the Annual Fee multiplied by the number of years in the Segment.” Footnote added, as well.

Comment: Annual Fee Indexed Accounts - The Point-to-Point with an Annual Fee and Buffer Example below states the “total fee” equals the Annual Fee multiplied by the number of years in the Segment. And it just offsets any positive performance of the Segment (or adds to any negative performance). It doesn’t look like it is 8% of anything. Is that right?

Response: Correct. See explanation in above.

Comment: “We reserve the right to add or discontinue Indexed Accounts at any time.” Revise. Can only change mid-Segment for certain reasons. Add language from next page.

Response: Revised as requested to specify the circumstances.

Comment: “We will notify You if We make any changes to the available Indexed Accounts.” Specify 14 days prior notice.

Response: Revised as requested.

Comment: “If no reasonable alternative is then available for substitution of the Index, We will end the Segment as of the date of the discontinuation and the Segment Value on that date will not change until the next Contract Anniversary. At that time, you can transfer to the Fixed Account or any available Indexed Account.” This should be added to Risk Factors.

Response: Addressed in Risk Factors.

VALUING YOUR INVESTMENTS

Comment: Indexed Account(s) Value - “An Indexed Account may have multiple open Segments with different start dates if the duration of a Segment is more than one year. You may not request a transfer to an open Segment. Allocation to an Indexed Account will open a new Segment.” Wouldn’t there be different start dates and maturity dates? What does more than one year have to do with this disclosure?

Response: Revised for clarity.

CREDITING METHODS

Comment: Floor – “The Floor percentage for each applicable Indexed Account will not change for the duration of Your Contract even if we change the Index. (make this change throughout).

Response: As subsequently requested by the Staff, Index discontinuation and substitution disclosure has been centralized under its own subheading in Investment Options: “We will not change the Crediting Method, Buffer or Floor applicable to a Segment if We substitute the Index.”

Comment: Floor and Annual Fee - Revise both to reflect shown in this prospectus instead of “under Your contract.”

Response: Subsequent comments indicate Staff understanding that these would be unique to the contract owner and, therefore, a reference to Your Contract is appropriate.

SURRENDERS

Comment: Address italicized wording: “For a partial surrender, the amount paid to You will equal the amount withdrawn from the Contract Value, less any Surrender Charge. Any amount withdrawn from a Segment before the Maturity Date will use the Segment Value calculation (based on the Investment Base, proxy value and a prorated Cap if applicable) to determine the value. Please keep in mind that the Fixed Account is not impacted by this calculation or exposed to market volatility. For this reason, you may want to specify that partial surrender come from the Fixed Account. You should discuss with financial and/or tax adviser before requesting a partial or full surrender and which accounts the withdrawal should come from.”

Response: Revised.

Comment: Surrender Charge - “You may surrender an amount during any Contract Year . . .” Change “any” to “each.”

Response: Revised as requested.

Comment: Please explain supplementally why the Total Free Amount during the first Contract year isn’t 10 percent of all purchase payments. When is the first year amount determined?

Response: The Total Free Amount is calculated daily. In the first contract year the Total Free Amount is defined as the greater of contract earnings and 10% of all purchase payments applied prior to the surrender less amounts previously surrendered that represent Total Free Amount. It is possible that contract earnings could be greater than 10% of purchase payments so this definition is consistent with later years. Contract earnings are calculated as the Contract Value less remaining purchase payments in the contract. Since the Contract Value is the sum of all values in the Fixed, Interim, and Indexed Accounts, the earnings will change daily based on daily accrued interest in the Fixed and Interim Accounts and the daily Segment Value calculation for Segments within the Indexed Accounts. In addition, the Total Free Amount will increase each time a purchase payment is added during the first 90 days after issue.

IF YOU DIE AFTER THE ANNUITIZATION START DATE

Comment: Make clear this is not death benefit, but payments under annuity option selected. So if owner or joint owners die before first payment date selected on life option, beneficiary gets neither the death benefit nor any payments under annuity option.

Response: Revised as requested.

COMMENTS RECEIVED DEC. 20, 2019

GENERAL

Comment: Review previous Free Look comments to ensure all have been addressed.

Response: Incorporated revisions with some supplemental explanations herein.

COVER PAGE

Comment: “The Contract also includes an elective lock feature. If You decide to exercise the elective lock during a Segment, the value of the Segment (which otherwise fluctuates daily) will not change for the remainder of the Segment. However, any partial surrender from that Segment will reduce the Segment Value. The Segment will end on the next Contract Anniversary.” It still is not clear what the italicized wording means. Partial surrender after the lock? After a lock, the Segment will end on the next Contract Anniversary, rather than on the original Segment Maturity Date?

Response: Revised for clarity.

SUMMARY

Comment: Purpose - Place this paragraph in the Cover Page: “This Contract is not for You if You are looking for a short-term investment or if You plan to take surrenders (in excess of Total Free Amount) before the end of the Surrender Charge period. Investment in the Contract involves investment risks, including possible loss of principal and previous earnings on prior and current Segments. You should carefully consider whether You should purchase this Contract if You intend to take partial surrenders before a Segment Maturity Date or prior to the end of the applicable Surrender Charge schedule. See the section titled ‘Risk Factors ‘.”

Response: Added to Cover Page. Note that subsequent comments called for removal of the last two sentences.

BUYING THE CONTRACT

Comment: Right to Examine and Cancel - Address what happens in states that require a return of purchase payments. Either confirm that no states require return of purchase payments or disclose what is done in those states, e.g. return the greater of Contract Value or Purchase Payments.

Response: Revised.

Comment: State that no surrender charges will be applied.

Response: Revised as requested.

Comment: Change will be significantly less.

Response: Revised as requested.

Comment: The impact of this provision is that it is technically not a free look. It seems unfair to treat IRA contract owners more favorably since they get a refund of all purchase payments. Please explain supplementally why you can’t give all contract owners the greater of contract value or purchase payments.

Response: Please see explanation above.

Comment: Apply changes in Right to Examine and Cancel to the applicable section in Purchasing the Contract.

Response: Both sections have been revised.

Comment: Format in Bold: “You bear the risk that the amount refunded may be less than any purchase payments You have made.”

Response: Revised as requested.

Comment: Initial Rates and Rate Lock – Include current rates.

Response: Comments to include current rates were subsequently withdrawn.

RISK FACTORS

Comment: We May Discontinue or Substitute an Index - Revise the following sentence to make it a risk disclosure, e.g. However, you may not transfer to the Fixed Account or any Indexed Account . . . until the next Contract Anniversary.: At that time, you can transfer to the Fixed Account or any available Indexed Account.

Response: Revised as requested.

Comment: We May Discontinue an Indexed Account at Maturity – a) Address that there is a risk that the Indexed Accounts and Crediting Methods available at renewal may not be as favorable terms as when You purchased the Contract and that you may find no Indexed Account or Crediting Method acceptable to You; Delete the following italicized sentence as it is not risk disclosure: We will send You a written notification of the available Indexed Accounts at least 14 days before the Contract Anniversary.

Response: a) Addressed throughout Risk Factors, b) Deleted.

Comment: Impact of Partial Surrenders – Prior to Maturity - Make it clear that the Investment Base is not only reduced dollar for dollar if an investor makes a partial surrender at Segment Maturity: “If You take a partial surrender before the Segment Maturity Date, the Investment Base will be reduced proportionally based on the percentage of Segment Value that is withdrawn. This proportionate reduction may be larger than the dollar amount of the partial surrender. Reductions to the Investment Base will negatively impact the Segment Value for the remainder of the Segment duration and will result in a lower Segment Value on the Segment Maturity Date. See Appendix D for examples of the Investment Base adjustment.”

Response: Revised for clarity.

INVESTMENT OPTIONS

Comment: Indexed Accounts - Indexed Accounts Table - State that the 8.00% Maximum Annual Fee associated with the Annual Fee Indexed Accounts is 8% times the number of years in the Segment.

Response: Footnote added.

Comment: Specify reasons Indexed Accounts may be added or discontinued.

Response: Specified.

Comment: Create a new topic heading for adding, removing or substituting an Index.

Response: Revisions have been made as requested.

VALUING YOUR INVESTMENTS

Comment: Indexed Account(s) Value - Clarify that the following is because Segment Maturity is changed to next Contract Anniversary when elective lock is selected: “However, multiple open Segments may have the same Segment Maturity Date if an elective lock is requested if it changed the Segment Maturity Date.”

Response: Clarified.

CREDITING METHODS

Comment: State that the Cap, Upside Participation Rates are shown in Your Contract because they may change for each Contract owner.

Response: So stated. This comment overrides a previous comment to revise to “as shown in this prospectus.”

Comment: The Point to Point with an Annual fee and Buffer example uses an Annual Fee of 0.80%. Explain supplementally what this percentage is and how it relates to the maximum annual fee of 8.0% in the table. Why does the example not use the same percentage as the table?

Response: The examples use levels of caps, rates, and fees that are meant to be similar to those anticipated in a current market environment. Given that a contract could be inforce for 50 years or longer, the maximum annual fees shown in the table were developed by considering how markets may change in the future to cover a variety of economic scenarios. Since current market conditions do not call for annual fees at or near the maximum annual fee, we did not use that value in the example. Similarly, we did not use caps equal to the minimum caps in the examples.

SURRENDER CHARGE

Comment: Total Free Amount - Please explain supplementally why the first year amount is not set initially. Are contract earnings subject to Segment Value?

Response: The Total Free Amount is calculated daily. In the first contract year the Total Free Amount is defined as the greater of contract earnings and 10% of all purchase payments applied prior to the surrender less amounts previously surrendered that represent Total Free Amount. It is possible that contract earnings could be greater than 10% of purchase payments so this definition is consistent with later years. Contract earnings are calculated as the Contract Value less remaining purchase payments in the contract. Since the Contract Value is the sum of all values in the Fixed, Interim, and Indexed Accounts, the earnings will change daily based on daily accrued interest in the Fixed and Interim Accounts and the daily Segment Value calculation for Segments within the Indexed Accounts. In addition, the Total Free Amount will increase each time a purchase payment is added during the first 90 days after issue.

IF YOU DIE AFTER THE ANNUITIZATION START DATE

Comment: See prior comments. Make clear this is not a death benefit, but rather payments under the annuity option selected. So if owner or joint owners die before the first payment date selected on a life option, beneficiary gets neither the death benefit nor any payments under the annuity option.

Response: Revised as requested.

APPENDIX D

Comment: Please revise the examples in Appendix D to reflect more than one partial withdrawal (two would be sufficient).

Response: Revised as requested.

COMMENTS RECEIVED DEC. 23, 2019

COVER PAGE

Comment: “You can make purchase payments for only 90 days after the date the Contract is issued (Contract Date).” Format in bold.

Response: Revised as requested.

Comment: The value of each Segment will change daily and may be less than what was allocated on the Segment start date even if the Index has a positive return.” Make it clear that this could be true “on any day.”

Response: Revised as requested: “The value of each Segment will change daily and may be less on any day than what was allocated on the Segment start date even if the Index has a positive return.”

DEFINED TERMS

Comment: In place of the sentence “The Investment Base is adjusted proportionately for partial surrenders,” consider disclosure along the following lines: The Investment Base is adjusted for partial surrenders proportionately, i.e., for a given dollar amount of partial withdrawal, the Investment Base is reduced by more or less than that dollar amount depending on whether the index has risen or fallen since the start of the Segment.

Response: Revised as requested.

SUMMARY

Comment: Segment Value. As to the discussion of hypothetical portfolio of assets, that value is the proxy value is it not? If yes, then note that what you are referring to is the proxy value.

Response: Revised as requested.

Comment: Surrenders subsection of the Summary section

In place of the third, fourth, and fifth sentences in the next to last paragraph (paragraph starts with “If you take...), consider disclosure along the following lines:

This means that if the Index Value is higher at the time of a given dollar withdrawal than at the start of the Segment, then the Investment Base is reduced by an amount that is less than the dollar value of the withdrawal. Conversely, if the Index Value is lower at the time of a given dollar withdrawal than at the start of the Segment, then the Investment Base is reduced by an amount that is more than the dollar value of the withdrawal.

This mechanism allows the new Segment Value to reflect the current proxy value at all times during a Segment before the Segment Maturity Date. As an analogy, when a shareholder of a security sells shares of the security to obtain a given dollar amount of proceeds, the amount of shares still owned by the shareholder following the sale will be more or less depending on how low or high the share price was at the time of sale.

Response: Revised as requested.

Comment: Surrenders subsection of the Indexed Account Value section

Please make changes in the paragraph before the formula given for partial surrenders that conform to the changes made in the Surrenders subsection of the Summary section.

Response: Revised as requested.

RISK FACTORS

Comment: Discontinuing or Substituting an Index – Make it more clear what the risks are, what are those things the investor cannot do. Rephrase to be more blunt using if/then statements, e.g. If We substitute an Index and You do not like the substituted Index, then You cannot move until the end of the Segment”. Address default allocations in the event of discontinuation.

Response: Revised as requested.

THE ANNUITY CONTRACT

Comment: Contract Fees – Address transaction costs and try to use proxy value or hypothetical value throughout rather than derivatives.

Response: Addressed as requested.

INVESTMENT OPTIONS

Comment: Indexed Accounts - Localize discontinuation or substitution of an Index under its own subheading.

Response: Revised as requested.

Comment: Indexed Accounts – Discontinuation and Substitution of Indexes and Indexed Accounts - Provide examples of how an old Segment is valued and then carried over to a new Segment in the event of discontinuation.

Response: Revised. See also subsequent requested examples that were incorporated.

VALUING YOUR INVESTMENTS

Comment: Indexed Account(s) Value – Segment values after the Segment start date and before the Segment Maturity Date - State somewhere that the discussion assumes there is no surrender.

Response: Revised: The explanation below describes how we determine the Segment Value prior to any partial surrenders. Added cross reference.

APPENDIX C

Comment: Note in the preamble, in addition to showing how the SV calculation takes place, include in italics what the proxy value would be and what it would be if straight Index.

Response: Revised: “In addition to the Segment Value, a hypothetical investment with Index returns is shown for comparison purposes.”

COMMENTS RECEIVED DEC. 26, 2019

COVER PAGE

Comment: Delete the following: “You should carefully consider whether You should purchase this Contract if You intend to take partial surrenders before a Segment Maturity Date or prior to the end of the applicable Surrender Charge schedule.”

Response: Deleted.

DEFINED TERMS

Comment: Insert italicized wording: Investment Base. The Investment Base, along with the proxy value (a Segment performance tracking mechanism) and prorated Cap (if applicable), are used to calculate the Segment Value prior to maturity. Each Segment has its own Investment Base. When a Segment starts, the Investment Base is set equal to the portion of the purchase payment or Contract Value that is allocated to an Indexed Account. The Investment Base is adjusted proportionately for partial surrenders proportionally based on the percentage of Segment Value that is surrendered (i.e. the Investment Base is reduced by more or less than the dollar amount surrendered depending on whether the Segment Value is less than or greater than the Investment Base which is generally dependent upon the performance of the Index). The Investment Base is separate from Your Contract Value and Segment Value and cannot be withdrawn in a lump sum or annuitized and is not payable as a death benefit.

Response: Revised as requested.

SUMMARY

Comment: Initial Rates and Rate Lock – Delete redundant italicized language “Your ability to lock in the rates in effect on the application date only applies to the initial rates. Otherwise, rates, Caps and Annual Fees will be based on the Contract Date. You will receive the initial rates, Caps, and Annual Fees in effect on the application date if the Contract is issued within 60 days (or the next scheduled Contract Date) from the application date. Your ability to lock in the rates in effect on the application date only applies to the initial rates. Otherwise, rates, Caps and Annual Fees will be based on the Contract Date.”

Response: Revised as requested.

Comment: Surrenders - Insert italicized wording: “If You take a partial surrender from a Segment, the Segment Value is reduced by the dollar amount of the surrender, including any applicable Surrender Charges and any applicable taxes The Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is withdrawn. This means that if the Segment Value is higher than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is less than the dollar amount withdrawn. Conversely, if the Segment Value is lower than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn. Whether the Investment Base will be higher or lower is generally dependent upon the performance of the Index.”

Response: Revised as requested.

RISK FACTORS

Comment: Impact of Partial Surrenders – Prior to Maturity - Insert italicized wording: “If You take a partial surrender before the Segment Maturity Date, the Investment Base will be reduced proportionally based on the percentage of Segment Value that is withdrawn. In particular, if the Segment Value is lower than the Investment Base at the time of a partial surrender, which would generally be dependent upon the performance of the Index, then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn.”

Response: Revised as requested.

THE ANNUITY CONTRACT

Comment: Fees and Transaction Costs - Insert italicized wording: “Transaction costs which We may incur to purchase or sell derivatives the hypothetical portfolio, as measured by the proxy value, will decrease the Segment Value the day after the Segment start date.”

Response: Revised as requested.

INVESTMENT OPTIONS

Comment: Discontinuation and Substitution of Indexes and Indexed Accounts - Revise and add italicized language: We may substitute an alternative index if We determine there is a reasonable substitute that is commercially viable. We will attempt to choose an Index that has a similar investment objective and risk profile as compared to the original Index. If We substitute an Index before the Segment Maturity Date, We will calculate the Index return for a full Segment using the replaced index up until the replacement date and the new index thereafter through the Segment Maturity Date.~~values using the replaced Index up until the replacement date and the new Index thereafter through the Segment Maturity Date.~~ This will be accomplished by multiplying 1 plus the index rate of return prior to the substitution by 1 plus the index rate of return after the substitution. For example, if substitution of a three year segment takes place at the end of the first year and the index return at the end of the first year is 10 percent and the index return at the end of the two years after the substitution is 20 percent we would multiple 1.1 by 1.2 to get 1.32 which results in an index return of 32 percent. ~~For example, if an Index is substituted in the middle of the Segment, the Index rate of return at maturity for the full Segment will be the equivalent of (1 plus the Index rate of return prior to substitution) multiplied by (1 plus the Index rate of return after the substitution).~~ We will not change the Crediting Method, Buffer or Floor applicable to a Segment if We substitute the Index.

Response: Revised.

VALUING YOUR INVESTMENTS

Comment: Segment Value after the Segment start date and before the Segment Maturity Date - Make changes as indicated: The proxy value is impacted by multiple economic factors including Index returns, implied volatility, dividend rates, interest rates, annual fees, and transaction costs. This means the Segment Value is not based solely on Index returns and therefore may be lower than the Investment Base, even if the corresponding Index has positive returns since the Segment start date. The Segment Value is negatively impacted the day after the Segment start date to reflect the transaction costs we may incur to purchase or sell the hypothetical portfolio ~~derivatives~~. These transaction costs are included in the proxy value and will generally decrease over the duration of the Segment. Our proxy value may be higher or lower than the value obtained by using other methodologies.

Response: Revised as requested.

Comment: Search prospectus for other opportunities to refer to hypothetical portfolio rather than derivatives.

Response: Acknowledged.

SURRENDERS

Comment: Insert italicized wording: If You take a partial surrender from a Segment, the Segment Value is reduced by the dollar amount of the partial surrender, including any applicable Surrender Charges and any applicable taxes. The Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is withdrawn. This means that if the Segment Value is higher than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is less than the dollar amount withdrawn. Conversely, if the Segment Value is lower than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn. Whether the Investment Base will be higher or lower is generally dependent upon the performance of the Index.

Response: Revised as requested.

APPENDIX D

Comment: Retitle Appendix D: APPENDIX D: Examples – Investment Base and Segment Value Adjustment due to Partial Surrender

Response: Revised as requested.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood
Assistant General Counsel and
Assistant Secretary